Supplement No. 1 to

Offering Memorandum dated September 2, 2004

Hemagen Diagnostics, Inc.

Offer to Exchange

Shares of Common Stock and
$4,050,000 principal amount of 6% Senior Subordinated Secured Convertible Notes due 2009

For all $6,090,000 principal amount of our outstanding
8% Senior Subordinated Secured Convertible Notes due 2005

The Exchange Offer will expire at 12:00 midnight, Eastern time, on September 30, 2004, unless extended or earlier terminated

        We are supplementing our Offering Memorandum dated September 2, 2004 and the accompanying Letter of Transmittal as set forth in this Supplement No. 1 to the Offering Memorandum.

        Participating in the Exchange Offer and receiving Exchange Securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Offering Memorandum as supplemented by this Supplement No. 1.

        No commission will be paid to anyone in connection with this Exchange Offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Exchange Securities to be issued in the Exchange Offer or passed upon the adequacy or accuracy of this Offering Memorandum. Any representation to the contrary is a criminal offense.

The Exchange Agent for the Exchange Offer is:

Hemagen Diagnostics, Inc.
9033 Red Branch Road
Columbia, Maryland 21045
Telephone:  (443) 367-5500, Facsimile: (410) 997-7812
Attention: Deborah F. Ricci, Chief Financial Officer, Email: dricci@hemagen.com

The date of this Supplement No. 1 to the Offering Memorandum is September 22, 2004

Determination of Number of Shares to be Exchanged for Outstanding Note

        We are revising the formula for determining the number of shares of Common Stock to be issued in exchange for $2,040,000 of Outstanding Notes. The number of shares will now be the greater of:

•	The conversion of $2,040,000 at $0.40 per share or a total of 5,100,000 shares of Common Stock; or

•	The conversion of $2,040,000 at a 30% discount to the volume weighted average of the daily high and low prices, of the Common Stock as reported on the NASDAQ OTC Bulletin Board for the period beginning on April 1, 2004 through September 27, 2004. However, in no event shall the conversion price be less than $0.36 per share which would result in the issuance of a total of 5,666,667 shares of Common Stock.

        We will also issue a press release on September 28, 2004 announcing the number of shares to be issued in exchange for the $2,040,000 of Outstanding Notes.

Consent of Holders of Outstanding Notes; Delaware Court Order; Notification of Extensions

        The holders of Outstanding Notes are not required to consent to the Exchange Offer. However, under certain circumstances as noted in the Offering Memorandum, we may seek to require non-tendering holders of Outstanding Notes to tender through Delaware Court proceedings. As with any court proceeding, there is no assurance that we will initiate or would be successful in such proceedings.

        If we extend the Exchange Offer to include the period during which we seek to obtain a court order, holders of Outstanding Notes will be able to withdraw their tender of Outstanding Notes at any time during which the Exchange Offer has been extended. We expect that, if sought, we will be able to complete the process of seeking a court order within eight to 12 weeks.

        All holders of Outstanding Notes who tender in the Exchange Offer, whether voluntarily or as required by a court order, will receive the same amount of consideration in the Exchange Offer.

        Any notification of the extension of the Exchange Offer will include a new termination date as well as all other information required by Rule 14e-1(d) promulgated under the Securities Exchange Act of 1934.

Effective Date of Exchange Offer

        Regardless of when the Exchange Offer is terminated, it will become effective as of September 30, 2004. Therefore, the Modified Notes will bear interest from October 1, 2004, mature on September 30, 2009, will become convertible on October 1, 2005 and interest on the Outstanding Notes will cease to accrue on September 30, 2004. The Common Stock to be issued in exchange will be issued as of October 1, 2004 and restrictions on transfer will cease September 30, 2005.

        We have structured the Exchange Offer so that the effective date of the closing will be as of September 30, 2004. We believe that we will be able to complete the Exchange Offer before the filing of our Form 10-KSB due December 29, 2004 which will allow us to reflect the transaction in our financial statements for the fiscal year ended September 30, 2004. Should we not be able to complete the Exchange Offer before filing the Form 10-KSB, the transaction would, of course, not be reflected in our financial statements for fiscal 2004, but the effective date of the completion of the Exchange Offer would still be as of September 30, 2004 pursuant to the agreement between us and the Outstanding Note holders. We do not believe there will be any change to the tax consequences. For cash basis Outstanding Note holders, the recognition of income, if any, on the Modified Notes would occur when they became entitled to those payments and receive them, whether that occurs in 2004 or 2005.

Federal Income Tax Consequences

        The Offering Memorandum states on page 4 under, “Federal Income Tax Consequences of the Exchange Offer” that holders of Outstanding Notes may receive Exchange Securities as payment towards accrued interest. This section is amended to provide that all interest on the Outstanding Notes will be paid in cash as of the effective date of the completion of the Exchange Offer of September 30, 2004.

SEC Registration

        We are not required to have an effective registration statement on file with the SEC to register the Exchange Securities in the Exchange Offer because the Exchange Offer is being extended to you in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act. In accordance with SEC interpretations, the Exchange Securities received by you in the Exchange Offer will assume the same character for securities law purposes as the Outstanding Notes tendered by you. As a result, the Exchange Securities we issue to you in exchange for your Outstanding Notes will be restricted securities. We have agreed, however, to register the conversion of the Modified Notes into Common Stock and to register the Exchange Securities for resale by holders. Until registration is completed, the Exchange Securities will, like the Outstanding Notes, be restricted securities and will not be freely tradable.

Revision to Risk Factors

        The risk factors appearing on page 10 of the Offering Memorandum entitled, “Our Stock Price is Highly Volatile, and investing in our Stock Involves a High Degree of Risk” and “Dilution and Market Share Overhang” are revised to clarify that the Common Stock to be issued in the Exchange Offer may not be transferred until October 1, 2005, the first anniversary of the effective date of the Exchange Offer.

Additional Information Regarding Background of Exchange Offer

        The Outstanding Notes were issued in 2000 with a maturity date of April 17, 2005. They are convertible into Common Stock at $2.00 per share and mandatorily convertible if the stock trades above $4.50 per share for ten consecutive business days. The Outstanding Notes were issued in a private placement under Regulation D to accredited investors. There is no market for the Outstanding Notes and they have never traded publicly. There are approximately 50 beneficial owners of the Outstanding Notes. Our Common Stock has been well below the conversion price since shortly after issue and our Common Stock was delisted from the Nasdaq Small Cap Market in February 2003.

        As it became evident that it would be unlikely that the Outstanding Notes would be converted into Common Stock, management and the Board Of Directors began to focus on the need to pay the Outstanding Notes on the maturity date of April 17, 2005 and the need to either refinance the Outstanding Notes or exchange them for other securities. In addition, note holders made inquiries to us along the same lines.

        Beginning in January 2004 our Chairman, President and CEO, William P. Hales, discussed with several note holders, in response to their inquiries, if they would consider a restructuring of the Outstanding Notes. Several note holders indicated a willingness to restructure if the terms reflected current market conditions, specifically stating that the conversion price was too high and would need to be lowered.

        Our management and Board Of Directors considered possible terms to be utilized in an exchange offer and discussed those terms with several of the large note holders beginning in May 2004. We then negotiated with the largest note holders the terms of a proposed exchange offer. This negotiation took the form of meetings, telephone calls and correspondence in which the reasons for and terms of a proposed restructuring of the debt were explored. We proposed a restructuring of the Outstanding Notes that would involve converting approximately $2 million of the Outstanding Notes into Common Stock and the remaining $4 million of Outstanding Notes into a secured Preferred Stock that would be convertible into Common Stock and trade in the Over-the-Counter Market. We proposed that the Preferred Stock be redeemed in five years and that the redemption obligation be secured by certain of our assets. We also noted that a dividend on the Preferred Stock, which was proposed at 6%, would be treated as a return of capital and, therefore, holders would not incur current income taxes on that receipt.

        After discussions, it became evident that the holders desired a better security position for their investment than could be provided in a preferred stock form. These discussions resulted in our modifying the proposed exchange in September 2004 to replace preferred stock with the Modified Notes as described in this Offering Memorandum.

Market for Common Stock

        The section of the Offering Memorandum entitled, “Market for Common Stock” appearing on page 19 is amended to add our trading symbol on the Over-the-Counter Bulletin Board of “HMGN.OB.”

Termination of the Exchange Offer

        The first paragraph (and the bullet points that follow) under the section of the Offering Memorandum entitled, “Terms of the Exchange Offer—Period for Tendering Outstanding Notes” on page 32 is amended to read as follows

Notwithstanding any other provision of the Exchange Offer, we will not be required to accept any Outstanding Notes for exchange or to issue any Exchange Securities in exchange for Outstanding Notes, and we may terminate or amend the Exchange Offer if, at any time before expiration of this offer, any of the following events occurs:

•	all of the Outstanding Notes are not tendered, voluntarily or through court order, and accepted for exchange;

•	the Exchange Offer is determined to violate any applicable law or any applicable interpretation of the staff of the SEC;

•	an action or proceeding is pending or threatened in any court or by any governmental agency or third party that might materially impair our ability to proceed with the Exchange Offer or materially and adversely affect our business;

•	any material significant development occurs in our business, financial conditions or prospects; or

•	we do not receive any governmental approval we deem necessary for the completion of the Exchange Offer.

        The section is also amended to clarify that we may only terminate the Exchange Offer upon the occurrence of the conditions specified above.

Amendment to Release of Legal Claims by Tendering Outstanding Note Holders

        The section of the Offering Memorandum entitled, “Release of Legal Claims by Tendering Outstanding Note Holders” on page 31 is amended to state as follows:

By tendering your Outstanding Notes in the Exchange Offer, you will be deemed to have released and waived any and all claims or causes of action of any kind whatsoever, except for any claims you may have under the federal securities laws, whether known or unknown, that, directly or indirectly, arise out of, are based upon or are in any manner connected with your ownership or acquisition of the Outstanding Notes, including any related transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, including without limitation any approval or acceptance given or denied, which occurred, existed, was taken, permitted or begun prior to the date of such release, in each case, that you, your successors and your assigns have or may have had against us or our subsidiaries, affiliates or stockholders, or our directors, officers, employees, attorneys, accountants, advisors, agents or representatives, in each case whether current or former, or those of our subsidiaries, affiliates or stockholders.

Amendment to Procedures for Tendering Outstanding Notes

        The section of the Offering Memorandum entitled, “Procedures for Tendering Outstanding Notes” on page 32 is amended to clarify that all conditions to the Exchange Offer, except those related to the receipt of governmental regulatory approvals necessary to consummate the Exchange Offer, must be satisfied or waived at or before the expiration date.

Expenses of Delaware Court Proceeding

        We estimate that the Delaware court proceeding would increase expenses of the Exchange Offer by approximately $40,000, but that figure could increase as a result of unexpected complexities in the case, appeals and similar developments.

Registration Rights; Restrictions on Resale of Common Stock

        We have agreed to use our best efforts to file a registration statement with the Securities and Exchange Commission to register the Exchange Securities that may be acquired upon conversion of the Modified Notes within 60 days after the completion of the Exchange Offer so that the shares may be publicly sold. This registration statement will also cover the conversion of the Modified Notes into Common Stock. We will maintain the registration until our counsel informs us that the Exchange Securities may be sold publicly by the holders without registration but for no more than three years after the offering.

        The Common Stock issued in the Exchange Offer may not be transferred until October 1, 2005, and the Modified Notes may not be converted into Common Stock until October 1, 2005. Therefore, those who acquire Exchange Securities will be unable to sell any Common Stock under the registration statement until at least October 1, 2005 date unless they are able to do through a transaction which, in the opinion of our counsel, is exempt from registration under the Securities Act of 1933.

        We believe the one-year restriction on transferability of the Common Stock to be received in the Exchange Offer will be beneficial to all of our common stockholders. As discussed on page 18 of the Offering Memorandum under “Background and Reasons for the Exchange Offer—Reasons for the Exchange Offer,” we believe that our financial condition has suffered, and will continue to suffer, should the Outstanding Notes remain outstanding until their maturity date in April 2005. We believe that our financial condition and business prospects will improve as a result of the successful completion of the Exchange Offer. Deferring the ability to trade the Common Stock to be issued in the Exchange Offer for one year will enable us to reflect our new capital structure in our fiscal 2004 financial statements while allowing us to operate our business with the improved capital structure for twelve months without the possible adverse market effect of a large market overhang during this period. We believe this to be in the best interests of all of our common stockholders and this provision is, accordingly, included in the transaction as part of the conditions to the Exchange Offer.

Terms of Modified Notes

        The conversion price for the Modified Notes is $0.75 per share.

        In the event of a split, subdivision or combination or similar transaction in our Common Stock, or the issuance of a dividend consisting of our Common Stock, the conversion price will be proportionally increased or decreased, as the case may be. Additionally, in the event of any reclassification, consolidation, merger or sale of substantially all of our assets or similar transaction, the holder of a Modified Note will be entitled to receive, upon conversion, the kind and number of shares of stock and other securities and property receivable upon such transaction as if the holder were the owner of the Common Stock issuable under the Modified Note immediately prior to any such event at the conversion price in effect on the date of the closing of such transaction.

Amendment to Letter of Transmittal

        The first sentence of the second paragraph on page 1 of the Letter of Transmittal is amended to state:

By signing this Letter of Transmittal, you hereby acknowledge that you have received the Offering Memorandum, dated September 2, 2004 (the “Offering Memorandum”), of Hemagen Diagnostics, Inc. and this Letter of Transmittal.

        Instruction 8 to the Letter of Transmittal is amended to clarify that all conditions to the Exchange Offer, except those related to the receipt of governmental regulatory approvals necessary to consummate the Exchange Offer, must be satisfied or waived at or before the expiration. Resales under the registration statement will be subject to suspension at any time that the Company is in possession of material non-public information. The Company will be able to supplement the registration statement by publishing such information in SEC filings.